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                             July 11, 2023

       Fredi Nisan
       Chief Executive Officer
       RYVYL Inc.
       3131 Camino Del Rio North, Suite 1400
       San Diego, CA 92108

                                                        Re: RYVYL Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 17,
2023
                                                            File No. 1-34294

       Dear Fredi Nisan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9A. Controls and Procedures, page 29

   1. Please provide the disclosures required in Item 308(a) of Regulation S-K related to management's annual
report on internal control over financial reporting as of the end of your most recent fiscal
year.
       Notes to Consolidated Financial Statements
       Note 3. Restatement of Consolidated Financial Statements, page F-13

   2. Please tell us your consideration of labeling your statement of operations, statement of changes in
stockholders' equity and statement of cash flows for the year ended December
                                                        31, 2021 as "Restated"
and disclosing the effect of the correction on each financial statement line item.
Refer to ASC 250-10-45-23 and ASC 250-10-50-7. Please have your auditor revise their
report to reference the restatement in accordance with paragraph 18e of AS 3101.
 Fredi Nisan
RYVYL Inc.
July 11, 2023
Page 2
Note 15. Segment Reporting, page F-34

3.       It appears operating income or (loss) is the measure of profit and loss used by
         management to evaluate segment performance and allocate resources to the segments.
         Please disclose operating income or (loss) and depreciation and amortization expense for each reportable segment. Please reconcile the total of the reportable
segments    measures
         of profit or loss to your consolidated income before income taxes and discontinued
         operations. Please reconcile the total of reportable segments assets to your consociated assets. Refer to ASC 280-10-50-22 and 50-30.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Suying Li at (202) 551-3335 if you
have questions.



FirstName LastNameFredi Nisan                                 Sincerely,
Comapany NameRYVYL Inc.
                                                              Division of
Corporation Finance
July 11, 2023 Page 2                                          Office of Trade &
Services
FirstName LastName